July 12, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Heather Clark
Claire Erlanger
	Re:	Lear Corporation
Form 10-K for the Year Ended December 31, 2015
Filed February 9, 2016
File No. 001-11311

Dear Mss. Clark and Erlanger:

Our firm represents Lear Corporation, a Delaware corporation (the “Company”). On behalf of the Company, set forth below is the Company’s response to the Staff’s letter dated June 22, 2016, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2016. We have addressed your June 22, 2016 letter by reproducing the comments below, in bold type, and providing the Company’s response immediately following such comments.

Form 10-K for the year ended December 31, 2015

General
1.

You state on pages 12 and 89 of the 10-K that BMW accounted for approximately 10% of your 2015 net sales. Websites appearing to be affiliated with BMW offer information about BMW dealerships and the sale of BMW vehicles in Sudan and Syria. Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information, or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

The Company sells its products directly to original equipment manufacturers (“OEM”) for assembly into new motor vehicles. The Company and its subsidiaries, affiliates, partners and joint ventures have not had, do not have nor anticipate having any direct contacts with Sudan or Syria nor does the Company provide any services, products, information or technology to the governments of Sudan or Syria or any government controlled entity or any other entity or person in those two countries. Furthermore, the Company’s corporate policies prohibit such activities. Moreover, to the Company’s knowledge, all of the Company’s OEM customers are in compliance with restrictions on the delivery of vehicles to Sudan and Syria, and the Company does not sell its products to distributors or resellers for any other purposes.

2.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As noted above, the Company does not have any direct or, to its knowledge, indirect contact with the governments of, or any entities in, Sudan or Syria.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Market Risk Sensitivity, page 42
3.

We note that you include disclosure of foreign exchange risk and commodity pricing risk as part of your market rate sensitivity disclosure required by Item 305 of Regulation S-K. In light of the amended credit agreement and term loan borrowings in 2015 which are based on a variable interest rate, please revise to include quantitative and qualitative information about interest rate risk in accordance with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

The Company’s interest rate exposure is not material and, therefore, was not disclosed. As of December 31, 2015, the potential adverse earnings impact related to an instantaneous 100 basis point parallel increase in interest rates on the Company’s credit agreement and term loan borrowings at all points of the yield curve is approximately $5 million. The Company will continue to monitor its interest rate exposure and will provide required disclosures if such exposure becomes material.

Notes to Consolidated Financial Statements
(12) Segment Reporting, page 88
4.

We note from your disclosures earlier in the filing that your seating products include leather, structures, sewing & cutting, etc. Please tell us your consideration for disclosing revenue for each product and service (or group of similar products and services) as required by ASC 280-10-50-40.

The Company supplies assembled complete seat systems to virtually every major automotive manufacturer in the world. Although the Company designs, develops, engineers and manufactures all major seat components, including seat covers and surface materials such as leather and fabric, seat structures and mechanisms, seat foam and headrests, the majority of such components are used internally by the Company to assemble complete seat systems for sale to its customers. Accordingly, the Company views seat systems and discrete seat components as similar products. In addition, in 2015, commercial sales of seat components, including seat covers and surface materials such as leather and fabric, seat structures and mechanisms, seat foam and headrests, were individually not material and, in aggregate, accounted for approximately 11% of the Company’s total net sales. The Company does not sell services, including sewing and cutting services, to its customers independent of its seat systems.

Form 8-K furnished April 27, 2016
5.

We note that the top of your press release discloses highlights which include certain non-GAAP financial measures such as core operating earnings, core operating margin, and adjusted earnings per share, without equal or more prominent disclosure of the comparable GAAP measure, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

The Company will review the guidance and ensure that its next earnings release is consistent with such guidance.
Form DEF14A
6.

We note your disclosure of free cash flow of $831 million for 2015 on page 28. We further note from page 35 that free cash flow is cash provided by operating activities, less capital expenditures, excluding certain transactions. Please note that although Instruction 5 to Item 402(b) of Regulation S-K permits the disclosure of target levels that are non-GAAP financial measures in your compensation discussion and analysis, you are still required to disclose how the number is calculated. In this regard, please revise to more clearly define free cash flow, or include free cash flow in your Appendix A reconciliation of non-GAAP measures.

A reconciliation of free cash flow, which was included in the Company’s fourth quarter 2015 earnings release, is provided below:

Net cash provided by operating activities	$1,271.1
Settlement of accounts payable in conjunction with acquisition of Eagle Ottawa	45.7
Capital expenditures	(485.8)

Free cash flow	$831.0

The Company will include a reconciliation of free cash flow in Appendix A, “Reconciliation of Non-GAAP Financial Measure,” of the proxy statement in future filings.

The Company has provided the acknowledgments requested by the Staff in the statement attached hereto. If you should have any questions or comments about the response in this letter, please call me at (312) 558-5723.

Sincerely,

/s/ Bruce A. Toth
Bruce A. Toth Winston & Strawn LLP

LEAR CORPORATION

July 12, 2016

In connection with responding to comments from the Securities and Exchange Commission (the “Commission”) in the letter dated June 2, 2016, Lear Corporation, a Delaware corporation (the “Company”), acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LEAR CORPORATION

By:	/s/ Jeffrey H. Vanneste

Name:	Jeffrey H. Vanneste
Title:	Senior Vice President and Chief Financial Officer